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| SEC FILE NUMBER |
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VF Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

222 N. Sepulveda Blvd. (PCH), Suite 10-124
(No. and Street)

| El Segundo | CA | 90245 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Scott Brody | (310) 895-3927 | scott.brody@vestedfinance.co |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bansal & Co., LLP
(Name – if individual, state last, first, and middle name)

| A-6 Maharani Bagn | New Dehli | India | 110065 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 1-22-2007 | 2807 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Scott Brody _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of VF Securities, Inc. _____, as of February 27 _____, 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Scott Brody_

Title: _Chief Compliance Officer_

**See Attachment for California Notary**

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ~~____________________________________________~~
2. ~~____________________________________________~~
3. ~~____________________________________________~~
4. ~~____________________________________________~~
5. ~~____________________________________________~~
6. ~~____________________________________________~~

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27TH day of FEBRUARY, 2026, by
*Date* *Month* *Year*

(1) SCOTT BRODY

(and (2) ______________________),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

BRYAN T. HEMPHILL
Notary Public - California
Los Angeles County
Commission # 2500975
My Comm. Expires Sep 28, 2028

Signature [signature]
*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

**Title or Type of Document:** ANNUAL REPORTS FORM X-17A-5 PT III **Document Date:** ______________

**Number of Pages:** _____ **Signer(s) Other Than Named Above:** ______________________

**HEAD OFFICE:**
A-6, Maharani Bagh
New Delhi-110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
Email: info@bansalco.com

**BANSAL & CO LLP**
CHARTERED ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

**To the Members of VF Securities, Inc.**

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of VF Securities Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity and cash flows for the year ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the public company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCOAB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplementary information contained in Schedule I – Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commissions. The supplemental information is the responsibility of the Company's management. Our Audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

BANSAL & CO LLP New Delhi Chartered Accountants

**BRANCHES**

**Maharashtra** : 7&8 GF, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, M: 9999 668270
**Madhya Pradesh** : 114, Shree Tower, 2nd Floor, Zone-II, Bhopal (MP) Ph. 0755-4076725, 2769224, 2769225, 9425598739
**Chhattisgarh** : 6/140 Next to Indra Setu Bridge, Tilaknagar, Chatapara, Bilaspur, Chhattisgarh, (Ch)-495001, M: 8097329585
**Delhi** : D-Block, 3rd Floor, Plot No 8, Balaji Estate, Guru Ravidas Marg, Kalkaji, New Delhi-110019, M 9810939245

Page 1 of 2

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR 6 240 17a-5.

In our opinion, the supplemental information is fairy stated, in all material respects, in relation to the financial statements as a whole.

**Critical Audit Matters**

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involve our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

**Audit of Internal Control Over Financial Reporting**

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

For Bansal & Co. LLP
Chartered Accountants

S.K. Bansal
Partner

New Delhi, India

Date: February 27, 2026

We have served as the Company's auditor since 2023.

**VF Securities Inc**
**Statement of Financial Condition**
**For the Year Ended December 31, 2025**

| | 12/31/2025 | 12/31/2024 |
|---|---|---|
| **Assets** | **Amount in USD** | **Amount in USD** |
| Cash and cash equivalents | 837,933 | 454,424 |
| Prepaid expenses | 10,389 | 3,333 |
| Accounts Receivable | 428,944 | 248,219 |
| Other Current Asset | 268,695 | 268,988 |
| Advance to Supplier | 2,532 | 569 |
| **Total Assets** | **1,548,492** | **975,533** |
| | | |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accounts Payable | 90,322 | 47,261 |
| Provision for Expense | 441,063 | 238,585 |
| Withholding Tax payable | - | 14,393 |
| **Total Liabilities** | **531,386** | **300,239** |
| **Equity** | | |
| Common stock, $0.00001 par value, 1000 shares authorized, 1000 shares issued and outstanding | 0.01 | 0.01 |
| Additional Paid in Capital | 150,000 | 895,030 |
| Opening Retained earning | -219,736 | -422,297 |
| Dividend Paid | -1,000,000 | - |
| Profit/(Loss) during the year | 2,086,842 | 202,561 |
| **Member's equity** | **1,017,106** | **675,294** |
| **Total Liabilities and Member's Equity** | **1,548,492** | **975,533** |

For **Bansal & Co., LLP**
Chartered Accountants

S.K. Bansal
Partner

Date: February 27, 2026
Place: New Delhi, India

For **VF Secutities, Inc.**
Approved on behalf of the Board of Directors

Scott Brody
CEO

Date: February 26, 2026
Place: United States of America

**VF Securities Inc**
**Statement of Operations**
**For the Year Ended December 31, 2025**

| Particulars | 12/31/2025 Amount in USD | 12/31/2024 Amount in USD |
|---|---|---|
| **Revenue** | | |
| Brokerage Income | 2,966,257 | 1,007,195 |
| Cash Lending Share | 1,243,264 | 697,288 |
| Rebate on Volume (POFA) | 185,292 | 65,292 |
| Security Lending Share | 278,267 | 81,605 |
| Global MF Rebate | 22 | - |
| Withdrawal Faciliation Fees | 383,991 | - |
| Global Premum Subscription | 133,976 | - |
| Deposit Faciliation Fees | 1,436,377 | 93,783 |
| Inter Company Revenue | - | 18,497 |
| Other Income | 17,274 | 12,718 |
| **Total Revenue** | **6,644,720** | **1,976,379** |
| **Expenses** | | |
| Broker-Dealer Commission expense | 466,070 | 342,207 |
| Partner Commission expense | 742,841 | 157,628 |
| Customer Support fees | 4,785 | 2,743 |
| Advertising and Marketing | 311,106 | 63,209 |
| Royalty expense | 649,348 | 163,820 |
| Support Service | 1,068,094 | - |
| Salary | 442,959 | 434,721 |
| Direct Contractor | 240,002 | 99,000 |
| Professional fees | 112,173 | 101,343 |
| Technology charges | 357,024 | 275,719 |
| Withdrawal Faciliation Charges | 55,343 | - |
| Rent | 5,755 | 5,842 |
| Rates and Taxes | 12,648 | 19,533 |
| Other operating expenses | 89,729 | 108,053 |
| **Total Expenses** | **4,557,878** | **1,773,818** |
| **Net Income** | **2,086,842** | **202,561** |
| **Basic and Diluted Earnings Per Share** | **2,087** | **203** |

For **Bansal & Co., LLP**
Chartered Accountants

S.K. Bansal
Partner

Date: February 27, 2026
Place: New Delhi, India

For **VF Secutities, Inc.**
Approved on behalf of the Board of Directors

Scott Brody
CEO

Date:   February 26, 2026
Place: United States of America

**VF Securities Inc**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2025**

| Particulars | Amount in USD |
|---|---|
| As at December 31, 2023 | 472,733 |
| Net income | 202,561 |
| Contributions | - |
| **As at December 31, 2024** | **675,294** |

| Particulars | Amount in USD |
|---|---|
| As at December 31, 2024 | 675,294 |
| Net income | 2,086,842 |
| Capital Contribution | 4,970 |
| Capital Withdrawal | -750,000 |
| Dividend Paid | -1,000,000 |
| **As at December 31, 2025** | **1,017,106** |

For **Bansal & Co., LLP**
Chartered Accountants

S.K. Bansal
Partner

Date: February 27, 2026
Place: New Delhi, India

For **VF Secutities, Inc.**
Approved on behalf of the Board of Directors

Scott Brody
CEO

Date: February 26, 2026
Place: United States of America

**VF Securities Inc**
**Statement of Cash Flows**
**For the Year Ended December 31, 2025**

| **Particulars** | 12/31/2025 **Amount in USD** | 12/31/2024 **Amount in USD** |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | 2,086,842 | 202,561 |
| Add: Provision for expense | 202,478 | 231,085 |
| Adjustments to reconcile net income to net cash used in activities: | | |
| (Increase) decrease in: | | |
| Accounts Receivable | -180,726 | -160,022 |
| Advance to supplier | -1,963 | -235 |
| Deposits | 294 | -115,005 |
| Prepaid Expense | -7,056 | -3,333 |
| Increase (decrease) in: | | |
| Withholding Tax payable | -14,393 | 14,393 |
| Accounts payable | 43,061 | 477 |
| **Net Cash from Operating Activities** | **2,128,538** | **169,921** |
| **Cash Flows from Financing Activities** | | |
| Share Capital - Contribution | 4,970 | - |
| Share Capital - Withdrawal | -750,000 | - |
| Dividend Paid | -1,000,000 | - |
| **Net Cash from Financing Activities** | **-1,745,030** | - |
| **Cash Flows from Investing Activities** | - | - |
| **Net Increase in Cash and Cash Equivalents** | **383,508** | **169,921** |
| Cash and cash equivalents at beginning of year | 454,424 | 284,503 |
| **Cash and Cash Equivalents at End of Year** | **837,933** | **454,424** |

For **Bansal & Co., LLP**
Chartered Accountants

BANSAL & CO LLP * New Delhi * Chartered Accountants

S.K. Bansal
Partner

Date: February 27, 2026
Place: New Delhi, India

For **VF Secutities, Inc.**
Approved on behalf of the Board of Directors

Scott Brody
CEO

Date: February 26, 2026
Place: United States of America

**VF Securities Inc**
**Schedule I**
**Computation of Net Capital Under Rule 15c3-1**
**For the Year Ended December 31, 2025**

| Particulars | 12/31/2025<br>Amount in USD | 12/31/2024<br>Amount in USD |
|---|---|---|
| Total member's equity | 1,017,106 | 675,294 |
| Less: Non-allowable assets: | -12,921 | -3,902 |
| | | |
| **Net Capital** | **1,004,185** | **671,392** |

Net minimum capital requirement is:         $100,000         $20,016
6 2/3% of aggregate indebtedness or $100,000, whichever is greater
Aggregate indebtness equals to the total liabilities i.e. $531,386

| **Excess Net Capital** | **$904,185** | **$651,376** |
|---|---|---|

The Company's percentage of aggregate indebtedness to net capital     52.92%     44.72%



**VF Securities Inc**
**Notes to the Financial Statements December 31, 2025**

### 1. Organization
VF Securities Inc. (the "Company") was incorporated in the State of Delaware on June 7, 2021 and registered with the Securities and Exchange Commission as a securities broker-dealer on July 6, 2022. The Company provides financial advisory and related services.

### 2. Significant Accounting Policies
#### 2.1 Basis of presentation
The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America. ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

#### 2.2 Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

#### 2.3 Revenue
The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Brokerage Activities

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis.

#### 2.4 Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

#### 2.5 Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.



### 2.6 Income Taxes

The Company is incorporated as a corporation and files a consolidated tax return along with its Holding Company. As the consolidated group reported taxable profits for the year, the Company has recognized an appropriate provision for federal and state income taxes in these financial statements in accordance with applicable tax laws. The Company also remains subject to annual franchise tax.

### 3. Recently Issued Accounting Pronouncements

As per the assessment of the Company, there were no new accounting pronouncements during the year ended December 31, 2025 that we believe would have a material impact on our financial position or results of operations.

### 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital Rule 15c3-1(a)(2)(ii) of Securities and Exchange Act, which requires the Company to maintain, at all times, a minimum net capital equal to or greater than $100,000 or 6.67% of aggregated indebtedness,whichever is the greater. At December 31, 2025, the Company's net capital was $1,004,185 which exceeded the requirement by $904,185. Aggregate indebtedness at December 31, 2025 totaled $531,386. The Company's percentage of aggregate indebtedness to net capital was 52.92%.

**Common Stock :** The Company is authorized to issue 1,000 shares of common stock, $0.00001 par value per share. As of December 31, 2025, 1,000 shares were issued and outstanding.

**Additional Paid-in Capital :** Additional paid-in capital represents amounts received from stockholders in excess of the par value of common stock issued. As of December 31, 2025, additional paid-in capital totaled $150,000.00.

**Share Issuance Activity :**

| Particulars | Amount in USD |
|---|---|
| 1000 share authorized; | |
| 1000 share issued and outstanding | $0.01 |
| Additional paid-in capital as of 1st January 2025 | $895,030.00 |
| Less: Capital withdrawal during the year | ($750,000.00) |
| Add: Capital contribution during the year | $4,970.00 |
| **Additional paid-in capital as of 31st December 2025** | **$150,000.01** |

### 5. Related Party Transactions

(a) Pursuant to a revised addendum to the expense sharing agreement dated February 10, 2025, effective January 1, 2025, between the Company and Vested Finance Inc., Vested Finance Inc. pays certain expenses on behalf of the Company, including insurance and other administrative and overhead expenses. The Company reimburses Vested Finance Inc. for such expenses in accordance with the terms of the agreement. During the year ended December 31, 2025, expenses reimbursed to Vested Finance Inc. amounted to $1,194,958.

Vested Finance Inc. and the Company are both subsidiaries of Vested Holding Corp.

(b) Pursuant to a revenue sharing agreement dated February 3, 2025, effective January 1, 2025, between the Company and Vested Money Inc., Vested Money Inc. agrees to pay the Company 100% of the Global Premium Subscription revenue earned by Vested Money Inc. in accordance with the terms of the agreement. During the year ended December 31, 2025, income received under this agreement amounted to $133,976.

Vested Money Inc. and the Company are both subsidiaries of Vested Holding Corp.





(c) Pursuant to a service agreement dated August 23, 2025, effective April 1, 2025, between the Company and Vested Services Private Limited ("VSPL"), VSPL provides software support, technology support, and related back-office and administrative services to the Company in accordance with the terms of the agreement. The Company reimburses VSPL for service costs, together with an agreed markup, as specified in the agreement. During the year ended December 31, 2025, expenses incurred under this agreement amounted to $1,068,094.
VSPL and the Company are both subsidiaries of Vested Holding Corp.

(d) Pursuant to a royalty agreement dated October 14, 2024, between the Company and Vested Services Private Limited ("VSPL"), the Company is granted a non-exclusive license to use the "Vested" trademark in connection with its business and agrees to pay a royalty fee calculated as a percentage of gross income, in accordance with the terms of the agreement. During the year ended December 31, 2025, total royalty expense incurred under this agreement amounted to $649,348.
VSPL and the Company are both subsidiaries of Vested Holding Corp.

(e) VF Securities, Inc. ("the Company") is wholly owned by Vested Holding, Corp. ("the Parent").
During the year ended December 31, 2025, the Company entered into the following transactions with its Parent:
Capital contribution received: USD 4,970
Capital withdrawal: USD 750,000
Dividends declared and paid: USD 1,000,000
All transactions were approved by the Company's Board of Directors and the Company was in compliance with SEC Rule 15c3-1 as of December 31, 2025.

**6. Legal Matters**
The Company has received a communication from the Goods and Services Tax ("GST") department in India stating that income earned by the Company may be liable to GST at the rate of 18% in India. As of December 31, 2025, no formal GST demand order or tax liability has been raised or served on the Company. The Company's GST consultant is currently engaging with the GST department and is providing explanations and supporting documents as requested. The matter remains under review and is presently at the information and clarification stage.

**7. Subsequent Events**
There were no subsequent events through February 27, 2026, the date on which the financial statements were issued, that require adjustment to or disclosure in the financial statements.

BANSAL & CO LLP * New Delhi * Chartered Accountants

**HEAD OFFICE:**
A-6, Maharani Bagh
New Delhi-110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
Email: info@bansalco.com

# BANSAL & CO LLP
CHARTERED ACCOUNTANTS

**To the Members of VF Securities, Inc.**

We have reviewed VF Securities, Inc.'s assertions, included in the accompanying VF Securities, Inc.'s Exemption Report dated February 27, 2026, in which (1) VF Securities INC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. §240.15c3-3 under the Securities Exchange Act, 1934.

**For Bansal & Co. LLP**
**Chartered Accountants**

S.K. Bansal
Partner

BANSAL & CO LLP New Delhi Chartered Accountants

**New Delhi, India**
**Date: February 27, 2026**

**BRANCHES**

| | |
|---|---|
| **Maharashtra** | : 7&8 GF, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, M: 9999 668270 |
| **Madhya Pradesh** | : 114, Shree Tower, 2nd Floor, Zone-II, Bhopal (MP) Ph. 0755-4076725, 2769224, 2769225, 9425398729 |
| **Chhattisgarh** | : 6/140 Next to Indra Setu Bridge, Tilaknagar, Chatapara, Bilaspur, Chhattisgarh, (Ch)-495001, M: 8097329585 |
| **Delhi** | : D-Block, 3rd Floor, Plot No 8, Balaji Estate, Guru Ravidas Marg, Kalkaji, New Delhi-110019, M 9810939245 |

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# VF Securities, Inc

## 222 N. PACIFIC COAST HIGHWAY NO. 10 – 124 EL SEGUNDO CA 90245

SEA 15c3-3 Exemption Report

VF Securities, Inc. ("the Company") makes the following statement that we believe is true and accurate to the best of our knowledge and belief:

The Company engages in the following business activity:

A.  Broker retailing corporate securities, over the counter;

B.  Non – exchange member effecting transactions in listed securities through exchange member;

C.  Broker that offers or engages in on – line trading/electronic trading

D.  Broker selling corporate debt securities;

E.  Mutual fund retailer - through fully disclosed clearing firm; and

F.  U.S. government securities broker.

The company identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision"). The Company met the identified exemption provisions throughout the year ended December 31, 2024 without exception

The Company operates pursuant to SEC Rule 15c3-3(K)(2)(i) (Customer protection rule) clearing all transactions on a fully disclosed basis through its clearing firm. The company does not hold customer funds or safekeep customer securities.

VF Securities, Inc.
I Scott Brody, affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct.

Respectfully submitted,

Scott Brody

Scott Brody
CEO & COO
Date: February 27. 2026

**HEAD OFFICE:**
A-6, Maharani Bagh
New Delhi-110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
Email: info@bansalco.com

# BANSAL & CO LLP
CHARTERED ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

**To the Members of VF Securities, Inc**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of **VF Securities, Inc** (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to Bank Reference No. B2520991961169 dated July 28, 2025 and B26041103315915 dated February 10, 2026 in the amount of $ 3,022 and $ 5,161 respectively, noting no differences;

2. Compared the Total Revenue of $6,644,720 reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount of $6,664,720 reported in Form SIPC-7 for the year ended December 31, 2025, and noted a difference of $20,000*

3. Compared total revenues of $6,664,720 per Form SIPC-7 with total revenues of $6,644,720 per the Company's trial balance and audited financial statements for the year ended December 31, 2025. A difference of $20,000* was noted.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

**This difference is mainly on account of a misclassification of writeback of liability credited to revenue account.*

BANSAL & CO LLP
New Delhi
Chartered Accountants

**BRANCHES**

**Maharashtra** : 7&8 GF, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, M: [illegible]8270
**Madhya Pradesh** : 114, Shree Tower, 2nd Floor, Zone-II, Bhopal (MP) Ph. 0755-4076725, 2769224, 2769225, 9425398729
**Chhattisgarh** : 6/140 Next to Indra Setu Bridge, Tilaknagar, Chatapara, Bilaspur, Chhattisgarh, (Ch)-495001, M: 8097329585
**Delhi** : D-Block, 3rd Floor, Plot No 8, Balaji Estate, Guru Ravidas Marg, Kalkaji, New Delhi-110019, M 9810939245

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We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

**For Bansal & Co. LLP**
**Chartered Accountants**

BANSAL & CO LLP * New Delhi * Chartered Accountants *

**S.K. Bansal**
**Partner**

**New Delhi, India**
**Date: February 27, 2026**